



SEC 06003167 ISSION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bancnorth Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300

(No. and Street)

St. Cloud	MN	56301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Schmitz   (320) 656-4309

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 15 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bancnorth Investment Group, Inc. _____, as

of February 13 _____, 20 06____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

LINDA D. FEDDEMA
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2010

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENT
Bancnorth Investment Group, Inc.
For the year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

Bancnorth Investment Group, Inc.
Financial Statement
December 31, 2005

Contents



ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Bancnorth Investment Group, Inc.

We have audited the accompanying statement of financial condition of Bancnorth Investment Group, Inc. (the Company, a wholly owned subsidiary of PrimeVest Financial Services, Inc., which is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bancnorth Investment Group, Inc. at December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Atlanta, Georgia
February 14, 2006

Ernst & Young LLP

A Member Practice of Ernst & Young Global

Bancnorth Investment Group, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	359,523
Commissions receivable		429,784
Accounts receivable		11,063
Due from affiliates		252
Prepaid expenses		21,859
Other assets		3,300
Total assets	$	825,781

Liabilities and stockholder's equity

Liabilities:

Commissions payable	$	378,210
Accounts payable and other accrued expenses		1,112
Due to affiliates		22,947
Total liabilities		402,269

Stockholder's equity:

Common stock ($.01 par value per share; 1,000,000 shares authorized; 6,000 shares issued and outstanding)		60
Additional paid-in capital		575,174
Accumulated deficit		(151,722)
Total stockholder's equity		423,512
Total liabilities and stockholder's equity	$	825,781

The accompanying notes are an integral part of this financial statement.

1.   **Nature of Business and Ownership**

Bancnorth Investment Group, Inc. (the Company) operates as a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company is a wholly owned subsidiary of PrimeVest Financial Services, Inc. (Parent). The Parent is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. (LCH), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. (ING AIH). ING AIH is a wholly owned subsidiary of ING Groep N.V. (ING), a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through the Parent. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2.   **Summary of Significant Accounting Policies**

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are shown at their net realizable value.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with the Parent. The Company holds no customer funds or securities. The Parent provides services for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Parent may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2005, the Company had no liabilities subordinated to the claims of general creditors.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

The Company had no deferred tax assets and no deferred tax liabilities at December 31, 2005.

4. Related Party Transactions

The Parent performs certain administrative functions, including the payment of expenses and collection of cash, for the Company at no charge.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2005, the Company had net capital of $337,172, which was $87,172 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 1.19 to 1.